UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006 (May 4, 2006)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Exhibit 99.1

NEWS RELEASE

Ansell Limited
A.B.N. 89 004 085 330

Level 3, 678 Victoria Street
Richmond, Victoria 3121, Australia

GPO Box 772H Melbourne
Victoria 3001, Australia

Telephone (+613) 9270 7270
Facsimile (+613) 9270 7300
www.ansell.com

4 May, 2006

ANSELL LIMITED TO VOLUNTARILY DE-LIST FROM NASDAQ AND TERMINATE ITS ADR PROGRAM

Ansell Limited (Ansell) (ASX:ANN, NASDAQ:ANSL) today announced its intention to voluntarily de-list from the NASDAQ National Market and to terminate its American Depositary Receipt (ADR) program, both to take effect as of the close of trading on 5 June, 2006.

The voluntary de-listing is based on the limited value versus the cost of maintaining this lightly traded security. The number of ADRs outstanding, as of 31st March, 2006, was only approximately 0.5% of Ansell’s total issue equity. In addition, the shares traded through NASDAQ only equated to approximately 0.5% of all Ansell ordinary shares traded worldwide. Based on this, the Company no longer sees sufficient value in maintaining an ADR program and secondary listing on NASDAQ.

Ansell, as required by U.S. regulation, will maintain its registration under the U.S. Securities Exchange Act of 1934 and continue to comply with its obligations under the Act, including the filing of Annual Reports on Form 20-F.

The Company’s Listing on the Australian Stock Exchange will not be affected by the termination of the ADR program and the de-listing from NASDAQ.

Ansell has formally given notice to JP Morgan Chase Bank, N.A. (JPM), who acts as depositary for the ADR Program, to terminate the ADR Program. The Company requested that JPM no longer issue new ADRs as of 5 June, 2006.

Ansell has also requested JPM to amend the Depositary Agreement between Ansell, JPM and ADR Holders to shorten from 180 days to 60 days, the period after termination during which ADR holders may exchange their ADRs for underlying ordinary shares. After this date, ADR holders will be entitled to receive cash, but not ordinary shares, once JPM sells the remaining underlying ordinary shares of the program.

ADRs will no longer be transferable once the amended Deposit Agreement has been terminated. ADR holders will be able to return their ADRs to JPM before 1700 hours (U.S. Eastern Standard Time) on 4 August, 2006 and receive an equivalent number of Ansell shares listed on the Australian Stock Exchange. This transaction will be subject to ADR holders paying minor cancellation fees as charged by JPM, pursuant to the Depositary Agreement.

Where ADRs are not submitted to JPM for exchange before 1700 hours (U.S. Eastern Standard Time) on 4 August, 2006, JPM is required and will, as soon as practicable, sell the underlying ordinary shares at the price that is available at the time on the Australian Stock Exchange. The remaining ADR holders will then be entitled to collect these cash proceeds, net of any applicable charges, expenses, taxes or government charges, by returning their ADRs to JPM after 4 August, 2006.

All ADR holders will shortly receive a formal notice, advising them of the termination of the program and providing instructions on how to proceed.

The anticipated timetable for the de-listing from NASDAQ and termination of the ADR program is as follows:-

5 June, 2006	-	Termination of Ansell’s ADR Program.

	-	Termination of Secondary NASDAQ Listing.

4 August, 2006	-	ADR holders have until this date to exchange their Ansell ADRs for underlying ordinary shares in Ansell Limited.

5 August, 2006	-	ADR holders, who have not converted their ADRs to ordinary shares may, after this date, receive the cash proceeds after expenses of the sale of the remaining shares by JPM.

It is recommended that any ADR holders, who have further questions, wait until they receive the termination documentation from JPM; however, if there is an immediate concern, contact may be made with the JP Morgan Service Centre in the U.S.A. at 1(888) 444 6789 or direct 1(201) 680 6630.

For further information:

Media	Investors & Analysts

Australia	USA	Australia

Peter Brookes Cannings Tel: (+61) 0407 911 389 Email: pbrookes@cannings.net.au	Rustom Jilla Chief Financial Officer Tel: (+1 732) 345 5359 Email: rjilla@ansell.com	David Graham General Manager – Finance & Treasury Tel: (+61 3) 9270 7215 or (+61) 0401 140 749 Email: dgraham@ap.ansell.com

Ansell Ltd is a global leader in healthcare barrier protective products and in 2005 celebrated 100 years in its field. With operations in the Americas, Europe and Asia, Ansell employs more than 11,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: May 4, 2006